Exhibit 99.2

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6000

Dear Shareholder,

You are cordially invited to attend the Extraordinary General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on January 8, 2015, at our offices at 5 Kinneret Street, 32nd floor, Bnei-Brak, Israel.

The purpose of the Meeting is set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ''FOR'' the proposal on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy at your earliest convenience so that it will be received no later than 48 hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours, RON HADASSI Chairman of the Board of Directors

Bnei-Brak, Israel
December 4, 2014

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6000

NOTICE OF EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the Extraordinary General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on January 8, 2015, at our offices at 5 Kinneret Street, 32nd floor, Bnei-Brak, Israel.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To re-elect Elina Frenkel Ronen, as one of our external directors.

This proposal is described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on December 9, 2014 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by us at least 48 hours before the Meeting. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares).  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform of the Israel Securities Authority ("MAGNA")) to the offices of the Company at the address set forth above, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by that member of the Tel Aviv Stock Exchange.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors, RON HADASSI Chairman of the Board of Directors

Bnei-Brak, Israel
December 4, 2014

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, no par value (the "Shares"), in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors") for use at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held on January 8, 2015 at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To re-elect Elina Frenkel Ronen, as one of our external directors.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 11, 2014.  If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth in the Proxy Statement.

At least two holders of Shares present in person or by proxy, holding or representing in the aggregate at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the following day at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN "STREET NAME"; POSITION STATEMENTS

You may vote your Shares by attending the Meeting and voting your Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

If your Shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and intend to vote your Shares at the Meeting in person or by written ballot you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

If you fail to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by you will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by you and returned without instructions, the Shares represented by the proxy will be voted "FOR" the proposal set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

You may revoke your proxies at any time before the Meeting by voting your Shares in person at the Meeting if you are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your Shares) or by returning a later-dated proxy card so that it is received by us at least 48 hours before the Meeting. If you hold your Shares in street name, you may revoke your proxies by following the instructions of your brokers and the section titled "Note to shareholders in street name" below. The chairman of the Meeting may, at the chairman's sole discretion, accept a proxy after such time.

Note to shareholders in street name

If you hold your Shares in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your Shares on how to vote your Shares or obtain a legal proxy from the record holder to vote such Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders registered with American Stock Transfer & Trust Company, LLC on or about December 11, 2014, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials.  We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Position Statements

In accordance with the Israeli Companies Law 5759-1999 (the "Companies Law") and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 5 Kinneret Street, BSR Tower 3, Bnei Brak, Israel, Attention: Corporate Secretary, or by facsimile to +972-3-608-6050, no later than December 19, 2014. Any position statement received will be furnished with the SEC and MAGNA on Form 6-K, which will be available to the public on the SEC and MAGNA websites.

OUTSTANDING SHARES AND VOTING RIGHTS

We had, as of December 4, 2014, 27,572,429 Shares outstanding.  Only shareholders of record at the close of business on December 9, 2014 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.  The voting rights of all shareholders are the same.  Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 1, 2014 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned1 by all of our current directors and officers as a group:

Name	Number of Shares		Percentage of Shares2
York Global Finance Offshore BDH (Luxembourg) S.arl3	5,447,850		19.7%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates4	3,943,586		14.3%
All of our officers and directors as a group	5,942	(5)	0.02%

1 Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such Shares. Shares subject to options that are currently exercisable or exercisable within 60 days of December 4, 2014 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors and officers may include Shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership.

2 The percentages of ownership are based on 27,572,429 Shares outstanding as of December 4, 2014.

3 Based on information received from the shareholders on November 11, 2014. York Capital Management Global Advisors, LLC ("YGA") is an SEC registered investment adviser. YGA controls York Global Finance Manager, LLC, which is the manager of York Global Finance Offshore BDH, LLC, which is the 100% shareholder of York Global Finance Offshore BDH (Luxembourg) S.à.r.l ("BDH"), which, in turn, holds our Shares.  Accordingly YGA is deemed to have beneficial ownership over the Shares directly owned by BDH.  James G. Dinan is the chairman and one of two senior managers of YGA.  Daniel A. Schwartz is also a senior manager of YGA.

4 Based on information received from the shareholders on November 9, 2014. This group consists of M.H. Davidson & Co., Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International Ltd., Davidson Kempner Distressed Opportunities Fund LP and Davidson Kempner Distressed Opportunities International Ltd. Voting and dispositive authority over the ordinary shares is held by Davidson Kempner Capital Management LP, and Messrs. Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman are responsible for the voting and investment decisions relating to such Shares.

5 Includes options to purchase ordinary shares that were vested on December 4, 2014 or that were scheduled to vest within the following 60 days.

Item No. 1

RE-ELECTION OF ELINA FRENKEL RONEN
AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as us, are required by the Companies Law, to have at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates,” as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms. Pursuant to a regulation promulgated under the Companies Law, a company listed on the Nasdaq Global Select Market may re-elect an external director for additional terms of up to three years each if the company’s Audit Committee and board of directors find that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an external director is in the best interests of the company. All of the external directors of a company must be members of its Audit Committee and Compensation Committee, and each other committee of a company’s Board of Directors that is authorized to execute powers of the Board of Directors must include at least one external director.

Elina Frenkel Ronen is currently serving her second term as an external director, which will expire on December 25, 2014. On November 23, 2014, our Audit Committee of the Board of Directors (the "Audit Committee") and, on November 30, 2014, our Board of Directors resolved to recommend that our shareholders elect Elina Frenkel Ronen as an external director for an additional term of three years.  At the Meeting, you will be asked to re-elect Ms. Elina Frenkel Ronen as an external director for an additional three year term.

A brief biography of Ms. Frenkel Ronen is set forth below:

ELINA FRENKEL RONEN. Ms. Frenkel Ronen has served as one of our external directors since December 2008. Ms. Frenkel Ronen currently serves as a board member of the Institute of CPAs in Israel and Chair of the "CEOs, CFOs and Controllers Committee” of the Institute of CPAs in Israel, external director of Tempo Beverages Ltd. In the past Ms. Frenkel Ronen served as external director (financial expert) of Micromedic Technologies Ltd., the Chairperson of the Board of Directors of Haifa Port Ltd., an external director (financial expert) of Tao Tsuot Ltd.   Ms. Frenkel Ronen also served as the Public Representative for the Public Utility Authority – Electricity. Ms. Frenkel Ronen served as Chief Financial Officer of Orek Paper Ltd. and of Sherutey Hashomrim Group. Ms. Frenkel Ronen served as the Chief Controller and Financial Reports Supervisor of the Tnuva Industries Group, including its 96 subsidiaries. Since 2005, Ms. Frenkel Ronen has managed her family’s real estate. Ms. Frenkel Ronen holds a B.A. in Accounting and Economics and an Executive M.B.A., both from Tel-Aviv University. Ms. Frenkel Ronen is a Certified Public Accountant (CPA).

Ms. Frenkel Ronen has certified to the Company that she complies with all qualifications of an external director under the Companies Law and all the qualifications of an independent director under the NASDAQ Listing Rules. In addition, the Board of Directors has designated her as an “audit committee financial expert”, as defined in the SEC rules.

Required Approval

The election of an external director requires the affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter, and further requires that either: (i) the shares voted in favor of such resolution include a majority of the shares voted by shareholders who neither: (a) are “controlling shareholders” (as such term is defined in the Companies Law) nor (b) have a “personal interest” (as such term is defined in the Companies Law) in the appointment merely as a result of a relationship with the controlling shareholder; or (ii) the total number of shares voted against the resolution by non-controlling shareholders and shareholders who do not have a personal interest, as described in clause (i), does not exceed 2% of our outstanding voting power.

Under the Companies Law:

•
a “controlling shareholder” for purposes of this proposal is any shareholder who has the ability to direct the Company’s actions, including any shareholder(s) holding 50% or more of the voting rights in the Company.  To the knowledge of the Company, there is no shareholder who is a controlling shareholder; and

•
a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Shares. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. Since it is highly unlikely that any of our public shareholders is a controlling shareholder or has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a controlling shareholder and do not have a personal interest in this proposal. If you believe that you are a controlling shareholder or have a personal interest, please contact our Corporate Secretary to declare such interest by email: taln@elbitimaging.com for instructions on how to vote your Shares and indicate that you have a personal interest or, if you hold your Shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to re-elect Ms. Elina Frenkel Ronen to the Board of Directors for a three-year term as an external director, on the date hereof.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the Extraordinary Meeting of shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: 5 Kinneret Street, BSR Tower 3, Bnei Brak, Israel, Attention: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than December 11, 2014.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting.  However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

Your prompt action is required to vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices at least 48 hours before the Meeting.

By Order of the Board of Directors, Mr. Ron Hadassi Chairman of the Board of Directors

December 4, 2014